Filed by TrustCo Bank Corp NY
                              Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934
         Subject Companies:  Cohoes Bancorp, Inc.(Commission File No. 000-25027)
                   and Hudson River Bancorp, Inc.(Commission File No. 000-24187)


                   TO THE SHAREHOLDERS OF COHOES BANCORP, INC.
                         AND HUDSON RIVER BANCORP, INC.


TRUSTCO'S OFFERS ARE GENUINE. Our offers are clearly better for the shareholders than the proposed Cohoes-Hudson merger. So much better that it calls into question your directors' actions in rejecting them unconditionally.

You, the shareholders, own the banks - not the directors. Your directors have a fiduciary duty to act in your best interests, not theirs. Clearly, their actions are not in your best interest.


Review the facts below. Support the offer that's best for you, the shareholders.

         Remember, IT'S YOUR BANK. IT'S YOUR MONEY. IT'S YOUR DECISION.


                   COMPARE THE OFFERS FOR COHOES BANCORP, INC.

                   HUDSON'S OFFER           TRUSTCO'S OFFER
                  ------------------------------------------
                    $ 89,000,000*           $ 134,000,000*


        COMPARE THE DIVIDENDS                       COMPARE THE PERFORMANCE

         COHOES   HUDSON   TRUSTCO                  COHOES    HUDSON     TRUSTCO
         -------------------------                  ----------------------------
12 Month                                    Return on
Yields**  1.88%    0.96%     4.90%    Equity (3/31/00) 5%        5%         24%

Based on current cash dividend            TrustCo's Return on Equity outperforms
yields TrustCo outperforms Cohoes         Cohoes    and Hudson by 380%.
by 160% and Hudson by 410%.

                               THE TRUSTCO OFFERS.
             BETTER FOR THE SHAREHOLDRS. BETTER FOR THE COMMUNITY.

TrustCo Bank Corp NY intends to file Tender Offer Statements with the United States Securities and Exchange Commission because its offers to acquire Cohoes Bancorp, Inc. and Hudson River Bancorp, Inc. have been rejected. We urge investors to carefully read these documents at the time they are filed because they will contain important information regarding the proposed acquisitions. These documents will be available for free to any investor at the United States Securities and Exchange Commission's web site (www.sec.gov). Shareholders of TrustCo, Cohoes and Hudson River may obtain a free copy of these documents upon written request to TrustCo Bank Corp NY, 320 State Street, Schenectady, New York 12305, Attention: Secretary.

*   The above  information  was extracted from Form S-4/A  Registration
    Statement  Hudson  River  Bancorp,   Inc.  filed  6/30/00,  and  Form  S-4
    Registration Statement TrustCo Bank Corp NY filed 7/11/00.
**  The above information was extracted from the Bloomberg Report dated 7/11/00.